Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2026 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2026	2026	2025	2026
	Audited	Audited	Audited	Audited
Revenue from operations	48,211	46,402	42,279	178,650
Other income, net	984	1,159	1,042	4,322
Total Income	49,195	47,561	43,321	182,972
Expenses
Employee benefit expenses	25,287	24,688	22,847	95,094
Cost of technical sub-contractors	4,181	3,952	3,497	15,421
Travel expenses	701	532	516	2,097
Cost of software packages and others	4,421	3,969	3,746	15,722
Communication expenses	150	141	144	603
Consultancy and professional charges	603	661	464	2,090
Depreciation and amortisation expenses	1,246	1,424	1,140	4,902
Finance cost	119	105	105	416
Other expenses	1,459	1,292	1,122	5,343
Total expenses	38,167	36,764	33,581	141,688
Profit before exceptional item and tax	11,028	10,797	9,740	41,284
Exceptional item
Impact of Labour Codes	–	–	–	1,289
Profit before tax	11,028	10,797	9,740	39,995
Tax expense:
Current tax	3,356	2,664	3,053	11,767
Deferred tax	(103)	(376)	(237)	(1,246)
Profit for the period	7,775	8,509	6,924	29,474

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	296	(236)	(70)	(288)
Equity instruments through other comprehensive income, net	60	374	35	397

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	49	(11)	6	(1)
Exchange differences on translation of foreign operations	(94)	1,021	1,019	3,256
Fair value changes on investments, net	60	(93)	123	(27)
Total other comprehensive income/(loss), net of tax	371	1,055	1,113	3,337

Total comprehensive income for the period	8,146	9,564	8,037	32,811

Profit attributable to:
Owners of the company	7,769	8,501	6,921	29,440
Non-controlling interests	6	8	3	34
	7,775	8,509	6,924	29,474

Total comprehensive income attributable to:
Owners of the company	8,142	9,546	8,024	32,750
Non-controlling interests	4	18	13	61
	8,146	9,564	8,037	32,811

Paid up share capital (par value ₹5/- each, fully paid)	2,025	2,024	2,074	2,024
Other equity *#	90,828	90,828	93,745	90,828

Earnings per equity share (par value ₹5/- each)**
Basic (in ₹ per share)	19.19	21.01	16.70	71.58
Diluted (in ₹ per share)	19.17	20.98	16.68	71.46

*	Balances for the quarter ended June 30, 2026 and June 30, 2025 represent balances as per the audited Balance Sheet for the year ended March 31, 2026 and March 31, 2025, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended June 30, 2026, quarter ended March 31, 2026 and quarter ended June 30, 2025

#	Excludes non-controlling interest

1. Notes

a)	The audited interim condensed consolidated financial statements for the quarter ended June 30, 2026 have been taken on record by the Board of Directors at its meeting held on July 23, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Based on the recommendations of the Nomination and Remuneration Committee, the Board at its meeting held on July 23, 2026, approved and appointed, effective today, Ashiss Kumar Dash as the Chief Executive Officer Designate ("CEO Designate") of the Company until March 31, 2027. Further, the Board approved its intention to appoint Ashiss Kumar Dash as the Chief Executive Officer and Managing Director of the Company with effect from April 1, 2027 upon fulfilment of all statutory requirements.

c)	Nitin Paranjpe (DIN: 00045204) an Independent Director was appointed as Vice Chairman of the Company effective April 30, 2026.

d)	Michael Nelson Gibbs (DIN: 08177291) an Independent Director of Infosys Limited, retired effective July 12, 2026, upon completion of his second term. The composition of the Board and its Committees continue to be in compliance with the requirements of applicable laws.
e)	Update on acquisitions

i)	On April 21, 2026, Infosys Nova Holdings LLC, a wholly owned subsidiary of Infosys Limited, acquired a 100% partnership interest in Stratus Global LLC, a leading insurance technology partner serving Property & Casualty insurers and Managing General Agents, headquartered in USA., for a purchase consideration including earnouts amounting to $74 million (₹697 crore). The total purchase consideration includes upfront cash consideration of $69 million (₹646 crore) and contingent consideration with an estimated fair value of $5 million (₹51 crore) as on the date of acquisition. Additionally, this acquisition has retention bonus and management incentives payable to the employees of the acquiree over three years, subject to their continuous employment with the Group and achievement of financial targets for the respective years.

ii)	On May 4, 2026, Infosys Nova Holdings LLC, a wholly owned subsidiary of Infosys Limited, acquired 100% voting interests in Optimum Achieve Holdings Inc., a healthcare digital transformation and consulting firm headquartered in USA, along with its other subsidiaries including Optimum Healthcare IT, LLC, for a purchase consideration including earnouts amounting to $365 million (₹3,470 crore). The total purchase consideration includes upfront cash consideration of $299 million (₹2,844 crore) and contingent consideration with an estimated fair value of $66 million (₹626 crore) as on the date of acquisition. Additionally, this acquisition has retention bonus and management incentives payable to the employees of the acquiree over four years, subject to their continuous employment with the Group and achievement of financial targets for the respective years.

f)	Stock grants

The Board, on July 23, 2026, based on the recommendations of the Nomination and Remuneration Committee approved the grant of 9,836 Restricted Stock Units (RSUs) under the 2015 Incentive Compensation Plan (2015 Plan) to eligible new hires. The grants made under the 2015 Plan would vest equally over a period of three years. The RSUs will be granted w.e.f August 1, 2026 and the exercise price will be equal to the par value of the share.

2. Information on dividends for the quarter ended June 30, 2026

For financial year 2026, the Board recommended a final dividend of 25/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 23, 2026 and paid on June 25, 2026.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2026	2026	2025	2026
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	23.00
Final dividend	–	25.00	–	25.00

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2026	2026	2025	2026
Revenue by business segment
Financial Services (1)	13,463	12,976	11,796	49,908
Manufacturing	7,668	7,358	6,804	29,078
Energy, Utilities, Resources and Services	6,452	6,114	5,742	23,818
Retail (2)	6,172	5,958	5,651	23,077
Communication (3)	5,791	5,752	5,097	21,765
Life Sciences (4)	3,842	3,393	2,745	12,267
Hi-Tech	3,710	3,558	3,296	13,928
All other segments (5)	1,113	1,293	1,148	4,809
Total	48,211	46,402	42,279	178,650
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	48,211	46,402	42,279	178,650
Segment Profit:
Financial Services (1)	3,662	3,410	2,973	12,678
Manufacturing	1,685	1,541	1,416	6,444
Energy, Utilities, Resources and Services	1,576	1,548	1,437	5,984
Retail (2)	1,701	1,811	1,691	7,089
Communication (3)	1,180	1,027	880	3,861
Hi-Tech	911	930	768	3,228
Life Sciences (4)	619	659	554	2,444
All other segments (5)	75	241	224	717
Total	11,409	11,167	9,943	42,445
Less: Other Unallocable expenditure*	1,246	1,424	1,140	6,191
Add: Unallocable other income	984	1,159	1,042	4,157
Less: Finance cost	119	105	105	416
Profit before tax and non-controlling interests	11,028	10,797	9,740	39,995

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services

*	Unallocable expense includes ₹1,289 crore towards impact of Labour Codes for the year ended March 31, 2026.

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2026	2026	2025	2026
	Audited	Audited	Audited	Audited
Revenue from operations	39,957	38,641	35,275	148,819
Profit before exceptional item and tax	10,161	9,956	8,660	39,903
Exceptional item - Impact of Labour Codes	–	–	–	1,146
Profit before tax	10,161	9,956	8,660	38,757
Profit for the period	7,249	7,975	6,114	29,211

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the stock exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited
Bengaluru, India July 23, 2026	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2026, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2026	2026	2025	2026
	Audited	Audited	Audited	Audited
Revenues	5,082	5,040	4,941	20,158
Cost of sales	3,482	3,485	3,416	14,079
Gross profit	1,600	1,555	1,525	6,079
Operating expenses	528	500	497	1,994
Operating profit #	1,072	1,055	1,028	4,085
Other income, net	104	125	122	468
Finance cost	13	12	12	47
Profit before income taxes	1,163	1,168	1,138	4,506
Income tax expense	343	248	329	1,190
Net profit	820	920	809	3,316
Earnings per equity share*
Basic (in $ per share)	0.20	0.23	0.20	0.81
Diluted (in $ per share)	0.20	0.23	0.19	0.80
Total assets	16,359	16,446	17,447	16,446
Cash and cash equivalents and current investments	3,124	3,706	4,089	3,706

*	EPS is not annualized for the quarter ended June 30, 2026, quarter ended March 31, 2026 and quarter ended June 30, 2025.
#	includes $143 million towards impact of Labour Codes for the year ended March 31, 2026.

Certain statements in this release, including those concerning our future events, future growth prospects, our future financial or operating performance and our offerings and collaborations, are “forward looking statements” intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. These forward-looking statements are subject to substantial known and unknown risks, uncertainties and other factors, that could cause actual results or outcomes to differ materially from those implied by such forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes, particularly in the United States, our Environmental, Social, Governance (“ESG”) vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and future tariffs. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2026. These filings are available at www.sec.gov. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.